

March 23, 2015

Clifton Rutledge
Chief Executive Officer
Bojangles', Inc.
9432 Southern Pine Boulevard
Charlotte, NC 28273

> **Re:** **Bojangles', Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 11, 2015**
> **CIK No. 0001630132**

Dear Mr. Rutledge:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 9. While your response states that you offer "fast-casual quality food," your reference in the filing to the growth rates and returns in the fast casual segment seem to imply that you consider yourself part of the fast casual segment. This segment currently is enjoying greater appeal and growth than the quick service segment. To provide a more balanced understanding of the extent to which your restaurants meet the commonly understood definition of fast casual, please revise to more fully disclose the characteristics of your restaurants that do and do not meet that definition.

In this regard, we note the statement on page 1 that you "offer fast-casual quality food combined with quick-service speed, convenience and value…." We also note the discussion "Unique Value Proposition: Fast-Casual Quality Food with QSR Speed, Convenience and Value" beginning on page 4. It appears this disclosure discusses only some aspects of your restaurants that are fast casual and some that are quick serve, and that you focus only on "the best elements." To further balance your disclosure please explain the extent to which your locations may not be upscale, you use the non-fast casual concept of drive-thru ordering, you offer less customization than many fast casual restaurants, and your offerings such as your fried chicken and fries are generally not freshly prepared to order and are instead prepared in advance.

Our Industry, page 3

Increasing Chicken Consumption, page 3

2. We note your response to our prior comment 10. If you choose to disclose the growth in per capita U.S. chicken consumption since 1970 please quantify how the per capita consumption of fried chicken has changed over that period, or clarify that the statistic presented relates to all chicken consumption, whether or not fried. It appears that a significant portion, if not a majority, of the chicken you sell is fried, bone-in or otherwise. We note that in addition to bone-in chicken you also sell Cajun Fillets, Chicken Supremes, and Homestyle Tenders which appear to be fried. If it is your position that fried chicken does not represent a significant portion of your chicken sales please tell us what percentage of chicken you sell is fried, whether bone-in or otherwise.

Restaurant Contribution and Restaurant Contribution Margin, page 57

3. Please revise to provide footnote disclosure to the table of restaurant contribution of the impact of the gain from renegotiation of your beverage contract on restaurant contribution and margin for fiscal 2014.

You may contact Amy Geddes at (202) 551-3304 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry M. Abelson
        Pepper Hamilton LLP